3050 Spruce Street, St. Louis, MO 63103 USA

Tel: (314) 898-4645     Fax: (314) 286-8051

May 10, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:     Sigma-Aldrich Corporation

           Form 10-K for the Fiscal Year Ended December 31, 2011

           Filed February 13, 2012

           Definitive Proxy Statement on Schedule 14A

           Filed March 12, 2012

           File No. 0-08135

Dear Mr. Cash:

Reference is made to your letter dated April 17, 2012 regarding comments by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filings of Sigma-Aldrich Corporation (the “Company,” “we,” “us” or “our”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold and italics and the responses of the Company follow immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

1.

We note your 2012 outlook disclosure on page 26. To help investors ascertain the likelihood that past performance is indicative of future performance, your MD&A disclosure must provide, among other things, information about the quality of, and potential variability of, your earnings and cash flow. As such, your overview section should address the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, and provide context for the discussion of the financial statements. In addition, the overview section should provide insight into the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. In this regard, we note that on your Q4 2011 earnings call, management stated that U.S. sales were impacted by funding uncertainties, but that your focus markets of India, China, and Brazil continued to be “a bright spot” with organic growth of 17%. We further note that management discussed certain contributors to your growth, such as the growth in the semiconductor market being influenced by regulations implemented in countries around the world requiring conversion from incandescent lighting to more efficient lighting such as LEDs; your activities in emerging markets and plans for expansion in China and India; and the growth of your zinc finger platform. Please revise your future filings accordingly as we believe that a discussion of this type of information in MD&A would enhance investors’ understanding of the company through the eyes of management. Please see the Commission’s interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

Mr. John Cash

U.S. Securities and Exchange Commission

May 10, 2012

We respectfully acknowledge the Staff’s comment and will revise our overview section of the MD&A in future filings to explain and clarify discussions of material opportunities, challenges and risks such as those presented by known material trends and uncertainties as well as actions we are taking to address these opportunities, challenges and risks.

In future filings, we will supplement our MD&A overview section with two new sub-sections. Our new “Key Business Trends and Highlights” sub-section will address known trends and uncertainties affecting our Company and the industry as a whole. For example, in our second quarter Form 10-Q, we expect to address trends and uncertainties, and our corresponding response, in such areas as industry consolidation, outsourcing of certain functions in the Pharmaceutical industry to suppliers, emerging market growth, the shifting trend towards biologic drugs and growth of the Internet. Our new “Strategy” sub-section will address the most significant opportunities and challenges facing the Company in the context of our principle areas of focus for 2012. For example, in our second quarter Form 10-Q, we expect to elaborate on how we intend to address significant challenges and opportunities within the focus areas of Improving Customer Intimacy, Expanding Products and Services and Accelerating Operational Excellence, among others. Our current MD&A already includes highlights of the key measures we use to evaluate the Company’s performance and financial condition, which we intend to continue in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Analysis, page 24

Annual Cash Bonus, page 25

2.

You disclose that each of Messrs. Wicks’, Cottier’s and Smoller’s individual goals is tied to specific achievements within the business unit for which they are responsible. In this regard, we note that one of Dr. Wicks’ individual goals is the achievement of sales growth targets for strategic alternatives in the Research business units. In light of your disclosure that the organic sales growth result for the Research business was below the threshold, with a view towards future disclosure, please explain to us how the compensation committee determined that the named executive officers met or exceeded the Business Unit/Individual objectives. In addition, please tell us what consideration you have given to quantifying the business unit sales growth targets. Refer to Item 402(b)(2)(v) of Regulation S-K.

As discussed on pages 26 and 27 of the Proxy Statement, the weighting for the four components of our 2011 annual cash bonus was as follows: total company operating income – 40% and free cash flow – 10%; total company or business unit organic sales growth – 30%; and business unit/individual objectives – 20%. This response addresses only the organic sales growth and business unit/individual objectives components.

Organic Sales Growth. The organic sales growth component of the 2011 annual cash bonus was based on the organic sales growth of the (i) Research business unit for Drs. Wicks and Smoller and (ii) SAFC business unit for Mr. Cottier. As noted on page 27 of the Proxy Statement, 2011 organic sales growth for the (i) Research business unit was below threshold, resulting in no payout to Drs. Wicks and Smoller for this component of the award and (ii) SAFC business unit was above target, resulting in a payout to Mr. Cottier above target for this component of the award.

Business Unit/Individual Objectives. The business unit/individual objectives component of the 2011 annual cash bonus includes the various individual goals discussed at the top of page 27 of the Proxy Statement. One of the individual goals for Dr. Wicks was to achieve sales growth

Mr. John Cash

U.S. Securities and Exchange Commission

May 10, 2012

targets for specific new strategic initiatives within the Research business unit. Hence, Dr. Wicks had two distinct sales growth targets for the Research business unit: overall organic sales growth (30% of annual cash bonus award) and sales growth for specific new strategic initiatives (as part of business unit/individual objectives – 20% of annual cash bonus award) within the Research business unit that are expected to be future growth drivers for the entire business.

For our Named Executive Officers, annual cash bonus payouts for the business unit/individual objectives component are subject to a two-step process. First, the potential bonus pool is determined by the achievement of established financial metrics. The metrics were EPS for Drs. Wicks and Smoller and profitability for selected sites within SAFC for Mr. Cottier. Second, once the metrics are met, the Compensation Committee can exercise negative discretion to reduce the payout for this component depending on how the executive performed with respect to his individual goals.

The Company met or exceeded the targets for EPS and selected SAFC site profitability for 2011 and the Compensation Committee elected not to exercise negative discretion to reduce the payout for the business unit/individual objectives component of the annual cash bonus as each of Named Executive Officers met or exceeded his respective individual goals. Specifically with respect to Dr. Wicks, the Compensation Committee felt he made sufficient progress in achieving sales growth targets for the specific new strategic initiatives within the Research business unit, despite the fact the overall organic sales growth target for the Research business unit was not achieved.

We have considered disclosing business unit organic sales growth and specific new strategic initiative sales growth targets, but have declined to do so because we consider those targets, as well as the targets for (i) EPS and (ii) profitability of certain sites within SAFC, to be confidential. Achievement of each of these targets requires superior performance by the Named Executive Officers and their corresponding business units. More specifically, it has been and will continue to be the practice of the Compensation Committee and our Chief Executive Officer to set all of these targets at levels that will require each Named Executive Officer to expend considerable time and energy and apply exceptional skill and ingenuity to achieve the same. Furthermore, because the Compensation Committee and our Chief Executive Officer expect superior performance on a consistent basis, the Named Executive Officers and the business units they lead are expected to achieve all of the targets set for them, including the annual organic sales growth and specific new strategic initiative sales growth targets described herein.

In future filings, we will attempt to clarify how the Compensation Committee determined that the Named Executive Officers met or exceeded the business unit/individual objectives. We will also include a discussion (similar to the one in the preceding paragraph) regarding the difficulty of achieving the undisclosed target levels for EPS, profitability of certain sites within SAFC and business unit organic sales growth and strategic initiative sales growth.

****************

We hereby acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

U.S. Securities and Exchange Commission

May 10, 2012

We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure. Please contact me if you have any questions or requests for additional information in connection with our responses.

Sincerely,

/s/ Jan A. Bertsch

Jan A. Bertsch

Executive Vice President and Chief Financial Officer